UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

UWM Holdings Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

91823B 109 (Common Stock)

(CUSIP Number)

Mat Ishbia

SFS Holding Corp.

585 South Boulevard E

Pontiac, Michigan 48341

(800) 981-8898

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 91823B 109	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mat Ishbia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,502,069,787*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,502,069,787*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,502,069,787*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	93.6%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5

SCHEDULE 13D

CUSIP No. 91823B 109	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeff Ishbia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,502,069,787*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,502,069,787*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,502,069,787*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	93.6%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 91823B 109	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SFS Holding Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,502,069,787*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,502,069,787*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,502,069,787*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.6%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	See Item 5

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the Class A Common Stock, par value $0.0001 per share (the “Class A Stock”), of UWM Holdings Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 585 South Boulevard E, Pontiac, Michigan 48341.

Item 2.	Identity and Background.

(a)

This Statement is being jointly filed by Mat Ishbia, Jeff Ishbia and SFS Holding Corp. (“SFS Corp.” and together with Mat Ishbia and Jeff Ishbia, collectively referred to as the “Reporting Persons”), pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

Mat Ishbia is the President and sole director of SFS Corp. All of the voting stock of SFS Corp. is held by the Mat Ishbia South Dakota Trust, a directed trust (the “Trust”). The trustee of the Trust takes direction from Mat Ishbia and Jeff Ishbia, as trust advisors of the Trust, with respect to the voting and disposition of the securities of the Issuer held by the Trust.

(b)	The business address of each of the Reporting Persons is c/o UWM Holdings Corporation, 585 South Boulevard E, Pontiac, Michigan, 48341.

(c)

The present principal business of SFS Corp. is to hold the securities of the Issuer and United Wholesale Mortgage, LLC, a Michigan limited liability company (“UWM LLC”), as described in this Statement. Matt Ishbia’s present principal occupation is to serve as the President, Chief Executive Officer and Chairman of the Issuer and Jeff Ishbia’s present principal occupation is to serve as a director of the Issuer.

(d)

None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	SFS Corp. is organized under the laws of Delaware and Mat Ishbia and Jeff Ishbia are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 21, 2021 (the “Closing Date”), Gores Holdings IV, Inc., the Issuer’s predecessor company (“Gores IV”), consummated a business combination (the “Business Combination”) pursuant to the terms of the Business Combination Agreement, dated September 22, 2020 (as amended by

Amendment No. 1 thereto, dated December 14, 2020, the “Business Combination Agreement”) with SFS Corp., UWM LLC, and UWM Holdings, LLC, a Delaware limited liability company (“UWMH”). Immediately upon the completion of the Business Combination and the other transactions contemplated by the Business Combination Agreement (the “Transactions”, and such completion, the “Closing”), UWM LLC became an indirect subsidiary of Gores IV. In connection with the Transactions, Gores IV changed its name to UWM Holdings Corporation.

In connection with the Closing of the Transactions, on the Closing Date, the Issuer issued 1,502,069,787 shares of its Class D Common Stock, par value $0.0001 (the “Class D Stock”) to SFS Corp. and UWM LLC issued 1,502,069,787 of its Class B Common Units (“Class B Units”) to SFS Corp. as consideration for the issuance by UWM LLC of 103,104,205 of its Class A Common Units (“Class A Units”) to the Issuer and the contribution by the Issuer of $894,484,595 to UWM LLC. The number of Class B Units issued to SFS Corp. was equal to the quotient of the Company Equity Value (as defined in the Business Combination Agreement) divided by $10.00, minus the number of shares of the Issuer’s Class F Common Stock, par value $0.0001 immediately prior to the Closing.

Shares of Class D Stock have 10 votes per share but no economic rights (including rights to dividends and distributions upon liquidation) and are issued in an equal amount to the number of Class B Units of UWM LLC held. Each stapled unit (consisting of one share of Class D Stock and one Class B Unit) held by SFS Corp. and its permitted transferees may be exchanged for either, at the Issuer’s option, (a) cash or (b) one share of Class B Stock, which will be identical to the Class A Stock except that it will entitle the holder to ten votes per share (a “UWM Exchange”). Each share of Class B Stock will automatically convert into one share of Class A Stock (a) upon the transfer or assignment of such share from SFS Corp. or its permitted transferees to a non-affiliated third-party or (b) if SFS Corp. owns less than 10% of the outstanding common stock of the Issuer.

In addition to the consideration paid at the Closing, SFS Corp. will be entitled to receive an additional number of earn-out shares from the Issuer, issuable in shares of Class D Stock and Class B Units as provided in the Business Combination Agreement, if the price of the Class A Stock exceeds certain thresholds during the five-year period following the Closing. The maximum number of shares to be issued in connection with the earn-out will not exceed 6% of the Company Equity Value (as defined in the Business Combination Agreement), divided by $10.00, assuming each of the price thresholds is achieved during the earn-out period.

SFS Corp. is also entitled to receive additional future consideration with respect to the Business Combination in the form of amounts payable under the Tax Receivable Agreement (as discussed below).

A copy of the Business Combination Agreement is included with this Statement as Exhibit 99.1 and is incorporated herein by reference.

Item 4.	Purpose of the Transaction.

The information contained above in Item 1 and Item 3 of this Statement is incorporated herein by reference.

The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, (c) to enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer or (d) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and financial and stock market conditions, including the market price of the securities of the Issuer. Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

SFS Corp. directly holds an aggregate of 1,502,069,787 shares of Class D Stock which are convertible or exchangeable, as described above, into shares of Class A Stock. Each share of Class D Stock is entitled to ten votes and each share of Class A Stock is entitled to one vote. SFS Corp. owns all of the outstanding shares of Class D Stock.

Mat Ishbia and Jeff Ishbia, by virtue of being the trust advisors of the Trust with the right to direct the voting and disposition of the securities of the Issuer held by SFS Corp., are deemed to beneficially own the 1,502,069,787 shares of Class A Stock beneficially owned directly by SFS Corp. that are issuable upon conversion or exchange of the Class D Stock. The Reporting Persons each share the power to vote or dispose of the Class A Stock and Class D Stock he or it beneficially owns. The 1,502,069,787 shares of Class A Stock beneficially owned by the Reporting Persons represent 93.6% of the outstanding shares of Class A Stock based upon 103,104,205 shares of Class A Stock outstanding as of January 21, 2021, as stated in the Issuer’s Current Report on Form 8-K, dated as of January 21, 2021. However, due to the voting limitation contained in the Issuer’s Certificate of Incorporation which provides that, in no event shall a holder of common stock of the Issuer be entitled to vote in excess of 79% of the voting power of the holders of the outstanding shares of all capital stock of the Issuer then voting together as a single class on such matter (the “Voting Limitation”), the Reporting Persons hold 79% of the voting power of the capital stock of the Issuer through the ownership of 100% of the Class D Stock, which has ten votes per share. Without the Voting Limitation, the Reporting Persons would hold 99.9% of the voting power of the capital stock of the Issuer.

(c)	The information set forth in Item 4 of this Statement is incorporated by reference herein.

(d)

Except as otherwise described herein, to the knowledge of the Reporting Persons, only the Reporting Persons and the beneficiaries of the Trust have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Stock of the Issuer reported by this Statement. Justin Ishbia is the beneficiary of trusts that hold a 23% pecuniary non-voting interest in SFS Corp. and has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, more than 5% of the Class A Stock of the Issuer reported by this Statement.

(e)	Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights Agreement

On the Closing Date, in connection with the consummation of the Business Combination, SFS Corp. entered into the Amended and Restated Registration Rights and Lock-Up Agreement (the “Registration Rights Agreement”) with the Issuer and certain stockholders of Gores IV. In accordance with the terms of the Registration Rights Agreement, subject to certain exceptions, shares of Class A Stock that SFS may acquire are locked-up for 180 days, which started as of January 21, 2021. In addition, pursuant to the terms of the Registration Rights Agreement and subject to certain requirements and customary conditions, the Issuer must file a resale registration statement with the SEC within 30 days after the Closing to register the resale Class A Stock that SFS Corp. may acquire and use its reasonable best efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but in no event later than 60 days following the filing deadline. The Registration Rights Agreement also provides SFS Corp. with up to three demand registration rights (excluding short-form demands) and “piggy-back” registration rights, subject to certain requirements and customary conditions. A copy of the Registration Rights Agreement is included with this Statement as Exhibit 99.2 and is incorporated herein by reference.

Tax Receivable Agreement

On the Closing Date, in connection with the consummation of the Business Combination, SFS Corp. entered into the Tax Receivable Agreement (the “Tax Receivable Agreement”) with the Issuer. Future UWM Exchanges by SFS Corp. (or its transferees or other assignees) are expected to produce favorable tax attributes for the Issuer. The Tax Receivable Agreement provides for the payment by the Issuer to SFS Corp. (or its transferees or other assignees) of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that the Issuer actually realizes as a result of (a) certain increases in tax basis resulting from UWM Exchanges; (b) imputed interest deemed to be paid by the Issuer as a result of payments it makes under the Tax Receivable Agreement; (c) certain increases in tax basis resulting from payments the Issuer makes under the Tax Receivable Agreement; and (d) disproportionate allocations (if any) of tax benefits to the Issuer as a result of section 704(c) of the Internal Revenue Code (the tax attributes in paragraphs “(a)” through “(d)” above collectively referred to as the “Covered Tax Attributes”). The Tax Receivable Agreement will make certain simplifying assumptions regarding the determination of the cash savings that the Issuer realizes or are deemed to realize from the Covered Tax Attributes, which may result in payments pursuant to the Tax Receivable Agreement in excess of those that would result if such assumptions were not made. A copy of the Tax Receivable Agreement is included with this Statement as Exhibit 99.3 and is incorporated herein by reference.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1 — Business Combination Agreement, dated as of September 22, 2020, by and among Gores Holdings IV, Inc., United Shore Financial Services, LLC and SFS Holding Corp. (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the SEC on September  23, 2020).

Exhibit 99.2 — Amended and Restated Registration Rights and Lock-Up Agreement, dated January 21, 2021, by and between UWM Holdings Corporation, Gores Sponsor IV LLC, Randall Bort, William Patton, Jeffrey Rea and SFS Holding Corp. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on January 22, 2021).

Exhibit 99.3—Tax Receivable Agreement, dated January 21, 2021, by and among SFS Holding     Corp. and UWM Holdings Corporation (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on January  22, 2021).

Exhibit 99.4 — Joint Filing Agreement among the Reporting Persons, dated February 1, 2021.

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2021

/s/ Mat Ishbia
Mat Ishbia

/s/ Jeff Ishbia Jeff Ishbia

SFS HOLDING CORP.

By:	/s/ Mat Ishbia
Name: Mat Ishbia
Title: President

[Signature Page to Schedule 13D]